Kirin International Holdings, Inc.
12th Floor, Building F, Phoenix Plaza, No. A5, Shuguang Xili,
Chaoyang District, Beijing 100028
People’s Republic of China

January 17, 2014

Peter McPhun, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed on April 16, 2013 File No. 333-166343

Dear Mr. McPhun:

We are in receipt of your letter dated November 21, 2013 to Ms. Xin Zheng, our Chief Financial Officer, in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).  We are in process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  On December 2, 2013, we requested via email an extension to December 16, 2013 to respond to the Comment Letter.  On December 16, 2014, we requested via EDGAR a second extension to December 31, 2013 (the “Due Date”) to respond to the Comment Letter. However, we were unable to provide a complete response on or before the Due Date.  As a result, we require additional time to submit our response to the Comment Letter.  Please accept this correspondence as our request for an extension of the Due Date to January 24, 2014.

Thank you for your attention to this matter.

Sincerely,

Kirin International Holdings, Inc.

By:	/s/ Xin (Cindy) Zheng
Xin Cindy Zheng
Chief Financial Officer